EXHIBIT 99.1

Codere Online Reports Financial Results for the Third Quarter 2024

  Total revenue was €49.2 mm in Q3 2024, while net gaming revenue1 was €51.7 mm in the period, 20% above Q3 2023.
  Mexico revenue was €24.2 mm in Q3 2024, while net gaming revenue was €26.7 mm in the period, 27% above Q3 2023.
  Spain revenue (and net gaming revenue) reached €20.9 mm in Q3 2024, 11% above Q3 2023.
  Net income excluding the non-cash variation in fair value of public warrants2 was €2.8 mm in 9M 2024 versus a net loss of €2.8 mm in 9M 2023.
  Total cash position of €44.0 mm as of September 30, 2024.
  Company expects to finish the year in the upper part of both full year 2024 net gaming revenue outlook of €205 - 215 mm and Adj. EBITDA3 outlook of positive €2.5 - 7.5 mm.

Madrid, Spain and Tel Aviv, Israel, November 27, 2024 – (GLOBE NEWSWIRE) Codere Online (Nasdaq: CDRO / CDROW, the “Company”), a leading online gaming operator in Spain and Latin America, has released its preliminary unaudited4 financial results for the quarter ended September 30, 2024.

Below are the main financial and operating metrics of the period.

	Quarter ended September 30			Nine months ended September 30
	2023	2024	Chg. %	2023	2024	Chg. %

Net Gaming Revenue (EUR mm)[1]
Spain	18.9	20.9	11%	54.9	64.9	18%
Mexico	21.0	26.7	27%	56.6	81.5	44%
Other	3.3	4.1	24%	10.3	12.6	22%
Total	43.2	51.7	20%	121.8	159.1	31%

Avg. Monthly Active Players (000s)[5]
Spain	41.0	48.5	18%	40.5	50.0	24%
Mexico	51.8	63.7	23%	49.6	62.9	27%
Other	31.7	31.2	(2%)	34.8	31.2	(10%)
Total	124.5	143.4	15%	124.8	144.1	15%

Aviv Sher, CEO of Codere Online, commented on the results, “Our Company delivered another quarter of strong results, with net gaming revenue of €51.7 million, representing a 20% increase over the third quarter of 2023. In Mexico, net gaming revenue reached €26.7 million, 27% above the prior year period, despite the significant devaluation of the Mexican peso following the presidential election in June. In constant currency terms, our net gaming revenue in the country would have grown by 43%. Meanwhile, performance in Spain remained strong, with net gaming revenue of €20.9 million in the quarter, 11% above last year.”

Oscar Iglesias, CFO of Codere Online, stated, "Beyond the significant top line growth, we also generated €1.5 million of Adjusted EBITDA and €3.5 million of cash in the quarter. This is now the third consecutive quarter of positive Adjusted EBITDA and brings the year-to-date total to €4.5 million."

Mr. Iglesias further added, "With regards to our existing outlook for 2024, we expect to finish the year in the upper part of the range with respect to both our net gaming revenue and Adjusted EBITDA guidance."

Recent Events

Delisting Notice from Nasdaq

  On November 12, 2024, the Company received a letter from Nasdaq notifying the Company of Nasdaq’s intention to delist its securities from the Nasdaq Stock Market given the Company had not yet filed its Form 20-F for the year ended December 31, 2023;
  On November 18, 2024, the Company formally requested to Nasdaq a hearing to appeal the delisting determination6;
  On November 25, 2024, Nasdaq informed the Company that its request for a hearing was accepted and that the hearing has been scheduled for January 16, 2025;
  The Company continues to work diligently to complete and file its Form 20-F for 2023 as soon as possible.

Conference Call Information

Codere Online’s management will host a conference call to discuss the results and provide a business update at 8:30 am US Eastern Time today, November 27, 2024. Dial-in details as well as the audio webcast and presentation will be accessible on Codere Online’s website at www.codereonline.com. A recording of the webcast will also be available following the conference call.

Reconciliation of Revenue (IFRS) to Net Gaming Revenue (non-IFRS)

	Quarter ended September 30			Nine months ended September 30
Figures in EUR mm	2023	2024	Chg. %	2023	2024	Chg. %

Total

Revenue	41.0	49.2	20%	115.7	151.3	31%
(+) Accounting Adjustments[7]	2.3	2.5	9%	6.1	7.7	26%
Net Gaming Revenue	43.2	51.7	20%	121.8	159.0	31%

Spain

Revenue	18.9	20.9	11%	54.9	64.9	18%
(+) Accounting Adjustments[7]	-	-	n.m.	-	-	n.m.
Net Gaming Revenue	18.9	20.9	11%	54.9	64.9	18%

Mexico

Revenue	18.7	24.2	29%	50.7	73.4	45%
(+) Accounting Adjustments[7]	2.3	2.6	13%	5.9	8.1	37%
Net Gaming Revenue	21.0	26.7	27%	56.6	81.5	44%

Other

Revenue	3.3	4.2	27%	10.1	13.0	29%
(+) Accounting Adjustments[7]	(0.0)	(0.1)	n.m.	0.2	(0.5)	n.m.
Net Gaming Revenue	3.3	4.1	24%	10.3	12.6	22%

Reconciliation of Net Income (IFRS) to Adj. EBITDA (non-IFRS)8

	Quarter ended September 30			Nine months ended September 30
Figures in EUR mm	2023	2024	Chg.	2023	2024	Chg.

Net Income (Loss)	(1.8)	(2.8)	(1.0)	(2.1)	(3.0)	(1.0)
(+/-) Provision for Corporate Income Tax	(0.3)	2.1	2.4	(2.7)	3.0	5.8
(+/-) Interest Expense / (Income)	(4.9)	2.0	6.9	(9.9)	(2.8)	7.1
(+/-) Var. In Fair Value of Public Warrants	(0.4)	0.0	0.4	(0.7)	5.8	6.5
(+) D&A	0.0	0.1	0.0	0.1	0.2	0.1
EBITDA	(7.4)	1.4	8.7	(15.4)	3.0	18.4
(+) Employee LTIP Expense	0.9	0.4	(0.5)	2.6	1.5	(1.1)
(+/-) Other Accounting Adjustments	6.3	(0.3)	(6.6)	4.7	(0.1)	(4.8)
Adj. EBITDA (Pre Non-Recurring Items)	(0.1)	1.5	1.6	(8.0)	4.5	12.5
(+) Non-Recurring Items	0.1	0.0	(0.1)	0.5	0.0	(0.5)
Adj. EBITDA	0.0	1.5	1.5	(7.6)	4.5	12.1

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications and operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina. Codere Online’s online business is complemented by Codere Group’s physical venues, resulting in a leading omnichannel gaming presence in Spain and throughout Latin America.

About Codere Group
Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Note on Rounding. Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures.

Forward-Looking Statements
Certain statements in this document may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S.A. and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue; any prospective and illustrative financial information; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans as well as timing relating to the upcoming Nasdaq Hearing and the potential delisting of Codere Online’s securities.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, (xii) the risk that Codere Online’s securities may be delisted from Nasdaq and (xiii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Financial Information and Non-GAAP Financial Measures
Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

This document includes certain financial measures not presented in accordance with U.S. GAAP or IFRS (“non-GAAP”), such as, without limitation, net gaming revenue and Adjusted EBITDA. These non-GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U.S. GAAP or IFRS. You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non-GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material.

Codere Online believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Reconciliations of non-GAAP financial measures to their most directly comparable measure under IFRS are included herein.

This document may include certain projections of non-GAAP financial measures. Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U.S. GAAP or IFRS financial measures without unreasonable effort, due to the inherent difficulty and variability of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such comparable measures or such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, ascertained or assessed, which could have a material impact on its future IFRS financial results. Consequently, no disclosure of estimated comparable U.S. GAAP or IFRS measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections
This document contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and adjusted EBITDA. Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this document, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this document. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this document should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC.

Preliminary Information
This document contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”). The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm. This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online’s independent auditors. Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information. During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material. Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this document as a result of new information, future events or otherwise, except as otherwise required by law. The Preliminary Information may differ from actual results. Therefore, you should not place undue reliance upon this Preliminary Information. The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period.

No Offer or Solicitation
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Trademarks
This document may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Industry and Market Data
In this document, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third-party sources, which it believes to be reliable. Codere Online has not independently verified the accuracy or completeness of any such publicly-available and third-party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this document. You are cautioned not to give undue weight to such industry and market data.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codere.com
(+34) 628 928 152

1 Net Gaming Revenue is a non-IFRS measure. Please see reconciliation of Net Gaming Revenue to Revenue at the end of the report.
2 Net income excluding the non-cash variation in fair value of public warrants is a non-IFRS measure and reflects a net loss of €3.0 mm (€2.1 mm in 9M 2023) excluding a €5.8 mm loss (€0.7 gain in 9M 2023) from the variation in fair value of public warrants. Figures presented for illustrative purposes and do not include any potential impacts on the provision for corporate income taxes.
3 Adjusted EBITDA outlook is a forward-looking non-IFRS measure. Please see important disclaimers at the end of the report.
4 See “Preliminary Information” below.
5 Average Monthly Active Players include real money (i.e. exclude free bets) sports betting and casino actives.
6 A request for a hearing automatically stays the delisting of the Company’s securities from Nasdaq through the duration of the hearing process.
7 Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia, VAT impact from entry fees in Mexico and the impact from the application of inflation accounting (IAS 29) in Argentina.
8 Please refer to page 27 of our Q3 2024 Earnings Presentation for further details regarding this reconciliation.